Matthew A. Swendiman Attorney Direct: 513-629-2750 Fax: 513-651-3836 Email: MSwendiman@graydon.com	September 23, 2016

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	M3Sixty Funds Trust (the “Trust”) File Nos. 333-206491; 811-23089

Dear Ms. O’Neal-Johnson:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “SEC” or the “Staff”) as correspondence. This letter contains the Trust’s response to comments received from Ms. O’Neal-Johnson on September 13, 2016, in connection with the Staff’s review of the Trust’s Registration Statement on Form N-1A, filed electronically on August 19, 2016, on behalf of its series portfolios, Cognios Large Cap Value Fund (the “Value Fund”) and Cognios Large Cap Growth Fund (the “Growth Fund”) (Growth Fund and Value Fund, collectively, the “Funds”). Set forth below is a summary of the comments received from Ms. O’Neal-Johnson and the Trust’s responses thereto. Please note that two of the Staff’s comments were addressed in a separate correspondence to the Staff dated September 21, 2016. Any defined terms which are not defined in this letter have the same meaning as in the Funds’ prospectus.

Summary of Cognios Large Cap Value Fund - Fees and Expenses of the Value Fund

1.	Confirm that the Value Fund does not have any shareholder fees.

Response: The Trust confirms there are no shareholder fees for the Value Fund.

2.	Submit a completed fee table in the Trust’s next pre-effective amendment and include the completed fee table in the comment response letter.

Response: Comment complied with. Please see pages 1-2 of the marked courtesy copy of the prospectus contained in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement as filed on September 23, 2016 via EDGAR (the “Amendment”).

3.	Regarding the expense limitation noted in footnote 1 to the fee table, rather than stating “…exceeding the expense limitation noted above,” please state “…in place at the time of the waiver.”

Response: Comment complied with. Please see page 1 of the Amendment.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 23, 2016

Summary of Cognios Large Cap Value Fund - Principal Investment Strategy of the Value Fund

4.	As directed in SEC guidance in “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” issued December 4, 2001, state the market capitalization range as of the last rebalancing of the S&P 500 Index in the first paragraph under the heading, “Principal Investment Strategy of the Value Fund.” Additionally, explain supplementally the Adviser’s reasons for using the S&P 500 Index as an appropriate benchmark for large capitalization companies.

Response: Comment complied with. Please see page 2 of the Amendment. The Trust believes that the S&P 500 Index is an appropriate benchmark for the Value Fund’s performance because the fund invests at least 80% of its assets in securities of large capitalization companies as defined by the index. Furthermore, according to S&P, the “S&P 500 is widely regarded as the best single gauge of large-cap U.S. equities.” Finally, use of the index is in line with industry practice to benchmark a large cap fund against the S&P 500 Index.

5.	In the second paragraph under the heading, “Principal Investment Strategy of the Value Fund,” include a more detailed plain English definition of “Return of Tangible Assets (‘ROTA’)” and “Return on Market Value of Equity (‘ROME’).”

Response: Comment complied with. Please see pages 2-3 of the Amendment.

Summary of Cognios Large Cap Value Fund – Performance

6.	In the comment response letter, provide the following information in accordance with the MassMutual Institutional Funds No-Action Letter (pub. avail. Sept. 28, 1995) (the “Mass Mutual Letter”):

(a)	Describe the Value Fund Predecessor Account’s background and the Adviser’s reasons for opening the Value Fund Predecessor Account;

Response: The strategy in the Value Fund (the “Value Fund Strategy”) was initially available only as a separate account strategy offered by Cognios Capital, LLC (“Cognios” or the “Adviser”) to high net worth individuals and family office clients. In general, the current minimum investment for the Value Fund Strategy is five million dollars. Originally, the Value Fund Strategy was offered utilizing a five account structure to minimize capital gains, however, today, the Strategy is offered using a single account structure.

The client whose account was selected was the first investor in the Value Fund Strategy overall. The Value Fund Predecessor Account was specifically selected out of the client’s five accounts in the Value Fund Strategy because it could have met the restrictions as set forth in Subchapter M under the Internal Revenue Code (the “Code”) and was one of the earliest accounts invested in the Strategy thereby having one of the longest track records while still being Subchapter M compliant. The Value Fund Strategy, when initially launched, was not intended to be used in a mutual fund context, and, therefore, Cognios did not contemplate at the time converting the account or any other separate accounts in the Value Fund Strategy to a mutual fund.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 23, 2016

(b)	Does the Adviser manage other materially equivalent accounts and were those other accounts also converted into the Value Fund? If not, why?

Response: Cognios has other clients who are currently invested in the Value Fund Strategy via separate accounts. At this time, the other separate account clients utilizing this strategy will not convert their accounts to the Value Fund; however, the beneficiary of the AJB Revocable Trust, will convert their other four accounts in the strategy after the registration statement is effective and the Value Fund is available for purchase through Fidelity. Going forward, other clients invested in the Value Fund Strategy may choose to convert their separate accounts following the Value Fund launch. Cognios will continue to provide this strategy to existing and new clients via a separate account structure. As noted previously, the Value Fund Strategy is available to high net worth individuals and institutional investors and has a $5 million minimum investment requirement. By providing the strategy in a mutual fund structure, the adviser is able to make the Value Fund Strategy available to “retail” investors.

(c)	Were all of portfolio securities of the Predecessor Accounts transferred into the Value Fund?

Response: All of the portfolio securities of the Value Fund Predecessor Account were transferred into Value Fund.

(d)	Could the Value Fund Predecessor Account have complied with Subchapter M of the Internal Revenue Code?

Response: In general, the Value Fund Predecessor Account could have complied with Subchapter M of the Code.

7.	If necessary, disclose that the performance of the Value Fund Predecessor Account was not calculated in accordance with standard SEC methodology.

Response: Comment complied with. Please see page 4 of the Amendment.

8.	Provide Value Fund performance in the Trust’s next pre-effective amendment and in the comment response letter.

Response: Comment complied with. Please see pages 4-5 of the Amendment.

Summary of Cognios Large Cap Growth Fund - Fees and Expenses of the Growth Fund

9.	Confirm that Growth Fund does not have any shareholder fees.

Response: The Trust confirms there are no shareholder fees for Growth Fund.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 23, 2016

10.	Submit a completed fee table in the Trust’s next pre-effective amendment and include the completed fee table in the comment response letter.

Response: Comment complied with. Please see pages 6-7 of the Amendment.

11.	Regarding the expense limitation noted in footnote 1 to the fee table, rather than stating “…exceeding the expense limitation noted above,” please state “…in place at the time of the waiver.”

Response: Comment complied with. Please see page 6 of the Amendment.

Summary of Cognios Large Cap Growth Fund – Principal Investment Strategy of the Growth Fund

12.	Provide a more-detailed definition of the meaning of “larger-sized companies” in which the Growth Fund will invest.

Response: Comment complied with. Please see page 7 of the Amendment.

Summary of Cognios Large Cap Growth Fund – Performance

13.	In the comment response letter, provide the following information in accordance with the MassMutual Letter:

(a)	Describe the Growth Fund Predecessor Account’s background and the Adviser’s reasons for opening the Growth Fund Predecessor Account;

Response: The strategy in the Growth Fund (the “Growth Fund Strategy”) was initially available only as a separate account strategy offered by Cognios to high net worth individuals and family office clients. In general, the current minimum investment for the Growth Fund Strategy is five million dollars.

The client’s account was selected because the client was the first investor in the Growth Fund Strategy overall and the account could have met the restrictions as set forth in Subchapter M under the Code and, being the earliest account invested in the Growth Fund Strategy, has the longest track record while still being Subchapter M compliant. The Growth Fund Strategy, when initially launched, was not intended to be used in a mutual fund context, and, therefore, Cognios did not contemplate at the time converting the account or any other separate accounts in the Growth Fund Strategy to a mutual fund.

(b)	Does the Adviser manage other materially equivalent accounts and were those other accounts also converted into the Growth Fund? If not, why?

Response: Cognios has other clients who are currently invested in the Growth Fund Strategy via separate accounts. At this time, the other separate account clients utilizing this strategy will not convert their accounts to the Growth Fund. Going forward, other clients invested in the Growth Fund Strategy may choose to convert their separate accounts following the Growth Fund launch. Cognios will continue to provide this strategy to existing and new clients via a separate account structure. As noted previously, the Growth Fund Strategy is available to high net worth individuals and institutional investors and has a $5 million minimum investment requirement. By providing the strategy in a mutual fund structure, the adviser is able to make the Growth Fund Strategy available to “retail” investors.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 23, 2016

(c)	Were all of portfolio securities of the Growth Fund Predecessor Account transferred into the Growth Fund?

Response: All of the portfolio securities of the Growth Fund Predecessor Account were transferred into Growth Fund.

(d)	Could the Growth Fund Predecessor Account have complied with Subchapter M of the Internal Revenue Code?

Response: In general, the Growth Fund Predecessor Account could have complied with Subchapter M of the Code.

14.	If necessary, disclose that the performance of the Growth Fund Predecessor Account was not calculated in accordance with standard SEC methodology.

Response: Comment complied with. Please see page 8 of the Amendment.

15.	Provide Growth Fund performance in the next pre-effective amendment and in the comment response letter.

Response: Comment complied with. Please see page 9 of the Amendment.

Investment Objectives, Strategies, Risks and Portfolio Holdings - Disclosure of Portfolio Holdings

16.	Provide the website address for the location of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities.

Response: Comment complied with. Please see page 15 of the Amendment.

Management – Investment Adviser

17.	Provide disclosure in response to Item 10(1)(iii).

Response: Comment complied with. Please see page 15 of the Amendment.

* * * * * * *

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
September 23, 2016

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours, /s/ Matthew A. Swendiman Matthew A. Swendiman, On behalf of M3Sixty Funds Trust

cc:	Randall K. Linscott, M3Sixty Funds Trust András P. Teleki, M3Sixty Funds Trust